January 3, 2007

VIA FACSIMILE AND
OVERNIGHT MAIL

United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention:  Jennifer R. Hardy
Legal Branch Chief

Re:	ValueRich, Inc. Pre-effective Amendment 6 Registration Statement on Form SB-2 Filed January 3, 2007 File No. 333-135511
Dear Ms. Hardy:

Thank you for your December 21, 2006 letter regarding ValueRich, Inc. (the “Company”). Enclosed is Amendment No. 6 to Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Registrant’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.	We remind you to include an updated consent with each amendment.

Thank you and noted.

United States Securities and
Exchanged Commission
January 3, 2007

Note 5. Stock Transactions, page F-11

2.    Please revise the second to last sentence in note 5 to clarify that the 2006 stock issuances were to third parties.

  Complied with. We have revised the last sentence of note 5 to clarify that the 2006 stock issuances were to third parties.

Note 10. Warrants, page F-15

3.    Please amend your filing with the proposed revisions to note 10.

  Complied with. We have amended the filing to reflect the proposed revisions to note 10.

Exhibits 5.01 and 23.01

4.    We note that you intend to file by amendment the opinion and related consent. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.

Thank you. Exhibits 5.01 and 23.01 are included with the current filing. We do not expect to request the acceleration of the registration statement’s effectiveness before the end of next week.

Please feel free to contact me at (561) 237-0804. Thank you.

Sincerely, /s/ Hank Gracin Hank Gracin

HG:ckg
Enclosures

cc: ValueRich, Inc.